Acquisition of Putnam VT Growth and Income Fund
On May 15, 2017, the fund issued 34,666,046 and 7,603,438 class
IA and class IB shares, respectively, in exchange for 34,623,858 and 7,553,709 class IA and class IB shares of Putnam VT Growth and Income Fund to acquire that funds net assets in a taxfree exchange. The purpose of the transaction was to combine two Putnam funds with identical investment objectives and substantially similar investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam VT Growth and Income Fund, with a fair value of $1,010,513,704 and an identified cost of $838,819,531 at May 12,
2017 was the principal asset acquired by the fund. The net assets of the fund and Putnam VT Growth and Income Fund on May 12, 2017 were $501,357,561 and $1,002,750,468, respectively. On
May 12, 2017 Putnam VT Growth and Income Fund had undistributed net investment income of $1,979,911, accumulated net realized loss of $6,315,767 and unrealized appreciation of $171,694,173. The aggregate net assets of the fund immediately following the acquisition were $1,504,108,029.